15045493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8-52878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William J. Mayer Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Arch Street, 3rd Floor
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Marron 516-287-2726 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – if individual, state last, first, middle name)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, William J. Mayer, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2014 and supplemental schedules pertaining to William J. Mayer Securities, LLC. as of December 31, 2014 are true and correct. I further affirm that neither the Company nor any member has any proprietary interest in any account classified solely as that of a customer.

Signature Date 1/23/15

Title

Subscribed and Sworn to before me

on this 23 day of January, 2015.

Notary Public

Barbara Finerty
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 4/30/2016

WILLIAM J. MAYER SECURITIES, LLC

(S.E.C. NO. 8-52878)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL EXEMPTION REPORT

******

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

WILLIAM J. MAYER SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
William J. Mayer Securities, LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of William J. Mayer Securities, LLC as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of William J. Mayer Securities, LLC as of December 31, 2014, in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 13, 2015

WILLIAM J. MAYER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	15,291
Prepaid allocated expenses		242,207
Other		12,044
Total Assets	$	269,542

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	623
Commitments and Contingencies		
Member's Equity		268,919
Total Liabilities and Member's Equity	$	269,542

See notes to the statement of financial condition.

WILLIAM J. MAYER SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note A – Organization and Significant Accounting Policies

Nature of Business
William J. Mayer Securities, LLC (the "Company"), was formed on January 6, 2000. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. ("FINRA") The Company is engaged primarily in the business of public and private placements of asset-backed and mortgage-backed securities and public and private secondary market transactions involving asset-backed and mortgage-backed securities. The Company acts as sole underwriter on a best efforts basis in distributions of asset-backed and mortgage-backed securities and as a non-managing underwriter or selling group participant in best efforts, asset-backed and mortgage-backed issues.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition
Service fees are recognized as earned.

Cash and Cash Equivalents
Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes
The Company is not recognized as an entity separate from its Parent for federal and state income tax purposes and is not a taxpaying entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements.

Subsequent Events
Subsequent events were evaluated through February 13, 2015 which is the date the financial statements were available to be issued.

Note B – Prepaid Allocated Expenses

The Company has an expense-sharing agreement with its Parent, which is responsible for paying the bills of both companies. This prepaid amount is considered a deposit and is refundable to the Company if future expenses are not incurred. The balance at December 31, 2014 was $242,207.

Note C – Clearing Broker and Off Balance Sheet Risk

The Company uses BNY Clearing Services LLC ("BNY") and Duncan Williams, Inc. ("DW") to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis.

Pursuant further to its clearing agreements, customers' money balances and security positions are carried on DW and BNY's books. Under certain conditions, the Company has agreed to indemnify DW and BNY for any related losses, if any, that DW and BNY may sustain. Both DW and BNY monitor collateral on securities transactions to minimize exposure to loss.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $14,668, which was $9,668 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to 1.

Note E – Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Note F – Commitments and Contingent Liabilities

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note G - Uncertain Tax Positions

As of December 31, 2014, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2014, accrued interest and penalties associated with uncertain tax positions was zero. For the year ended December 31, 2014, accrued interest and penalties associated with uncertain tax positions is zero.

The Company's owner files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of Connecticut. None of these taxing jurisdictions have active examinations of Company income tax returns.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
William J. Mayer Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which William J. Mayer Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which William J. Mayer Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and William J. Mayer Securities, LLC stated that William J. Mayer Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. William J. Mayer Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about William J. Mayer Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 13, 2015

Rule 15c3-3 Exemption Report
December 31, 2014

William J. Mayer Securities, LLC ("the Company")

The Company, to its best knowledge and belief, during 2014, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Patrick J. Marron
Title: Financial and Operations Principal
Date: February 13, 2015